GALEM GROUP INC.

3773 Howard Hughes Parkway, Ste. 500S

Las Vegas, NV 89169-6014

Tel.  702-960-0696

Email: galemgroup@gmail.com

January 25, 2017

Ms. Sara Von Althann

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Galem Group Inc.

       Registration Statement on Form S-1

       File No. 333-213608

Dear Ms. Von Althann,

Pursuant to our phone conversation, held on January 24, 2017, Galem Group Inc.  (the “Company”) herewith file with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") with the new auditor’s consent in response to the Commission's oral comments.

Please direct any further comments or questions you may have to the company at galemgroup@gmail.com

Thank you.

Sincerely,

/S/ Emiliya Galfinger

Emiliya Galfinger, President